METALLA ANNOUNCES FIRST GOLD PRODUCED AT TOCANTINZINHO

(All dollar amounts are in thousands of United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA
JULY 10, 2024	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla") (NYSE American: MTA) (TSXV: MTA) is pleased to report that G Mining Ventures Corp. ("G Mining") (TSX: GMIN) has announced by press release1 the first gold pour at the Tocantinzinho ("TZ") gold project in the State of Pará, Brazil, where Metalla holds a 0.75% Gross Value Royalty ("GVR").

Brett Heath, President & CEO of Metalla commented, "We would like to congratulate the G Mining team for bringing TZ into production on time and on budget less than two years after the formal construction decision. TZ will become Brazil's third-largest primary gold mine with a 10+ year mine life and significant potential to grow the resource base. Once at full production, TZ will be one of our largest revenue contributors, underpinning our portfolio of high-quality growth and cash flowing royalties."

TOCANTINZINHO

Metalla acquired the 0.75% GVR on TZ in March 2021 for $9.0 million in cash from a third party. The royalty property covers the full extent of the TZ deposit with 28,275 hectares of the land package surrounding the deposit, which includes the Castor and Santa Patricia targets.

G Mining stated in their press release1 that construction of TZ commenced in September 2022, following the completion of a Definitive Feasibility Study ("DFS") dated February 09, 2022 (filed under G Mining's profile on Sedar+, entitled "Feasibility Study - NI 43-101 Technical Report, Tocantinzinho Gold Project"). The DFS contemplates a 10.5-year mine life with an average annual gold production of 175,000 ounces.

G Mining also stated in their press release1 that since the start of hot commissioning on June 11, 2024, approximately 77 thousand tonnes of ore had been processed through the TZ process plant, with all circuits operating as expected. The first pour yielded approximately 440 ounces of gold, and the TZ project remains on time and budget for commercial production in the second half of 2024.

ROYALTY MAP

TOCANTINZINHO RESERVE & RESOURCE ESTIMATE AS OF DECEMBER 10, 20211

	Tonnes	Gold		Royalty Ounces
	(000's)	(g/t)	(000's)	(000's)
Proven Reserves	17,973	1.46	842
Probable Reserves	30,703	1.22	1,200
Proven & Probable	48,676	1.31	2,042	15.3
Measured Resources	17,609	1.49	841
Indicated Resources	30,505	1.29	1,261
Measured & Indicated	48,114	1.36	2,102	15.8
Inferred Resources	1,580	0.98	50	0.4

For royalty ounces calculation, Metalla estimates 100% of TZ's Mineral Resources and Mineral Reserves are subject to our royalty interest at a rate of 0.75%.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a QP as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious and strategic metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

1. Please see G Mining's press release dated July 9, 2024,G Mining's Annual Information Form dated March 27, 2024 and the DFS.

Information contained on any website or document referred to or hyperlinked in this press release shall not be deemed to be a part of this press release.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the statements regarding the size and potential of TZ to grow the resource base; TZ becoming the third-largest primary gold mine in Brazil; the revenue contributions of the TZ royalty to Metalla; the mine life and projected annual production at TZ; the commencement of commercial production at TZ and the timing thereof; the budget for the TZ project; the expectations generally of Metalla regarding the property owners/operators and the authors of relevant technical reports and studies with respect to the mineral projects in which Metalla has an interest, including without limitation, estimates of mineral resources and mineral reserves and updates thereto, production, mine life, NPV, IRR, costs, drilling, development, permitting, water sourcing, commodity mix and prices, and the timing thereof; future opportunities and acquisitions; future exploration, financing, development, production and other anticipated developments on the properties in which the Company has or has agreed to acquire an interest;  future growth, increased share value, cash generation and returns; and Metalla having a path to becoming a leading gold and silver royalty company.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: that TZ will not become the third largest primary gold mine in Brazil; that TZ will fail to grow the resource base; that the TZ royalty will not provide the anticipated revenue contributions to Metalla; that TZ will not have the anticipated mine life and annual production that commercial production at TZ will not commence at all or at the anticipated timing; that the TZ project will cost more than the projected budget;; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.